 Exhibit 99.1

First Mining Expands Newly Discovered Miroir Target with Drill Hole DUP25-064 Returning 3.23 g/t Au over 25.9 m

  Near-surface drilling delivers multiple positive gold intercepts highlighted by DUP25-064, which returned 3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4 m, extending mineralization to 100 m depth following previously delineated 100 m strike extension
  First Mining continues to test and advance the Miroir target mineralization controls with 20 holes and ~4,450 m completed to date

VANCOUVER, BC, Sept. 24, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional drilling results from the 2025 drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company is actively drilling at the Duparquet Project through to the fall and has completed ~16,000 m of drilling to date, with a continued focus on advancing potential resource growth targets. Since the initial discovery (see January 2025 news release), a total of 20 holes have been drilled at Miroir, with assay results from some of these holes already disclosed. Assay results from the remaining 13 holes drilled at Miroir as part of the 2025 program are pending. The Company will provide further updates as results are received and interpreted.

Drilling at the Miroir target, located 225 m north of the Central Duparquet - Valentre - Dumico ("CVD") target, continues to build strong continuity, returning multiple robust gold intercepts near surface. Assay results from drill hole DUP25-064 returned 3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4 m. Drill hole DUP25-066, which is a 45 metre step-out to the east of DUP25-064, returned 1.37 g/t Au over 30.6 m, including 2.56 g/t Au over 4.0 m, and including 2.55 g/t Au over 6.6 m. These latest drilling results further support the continuity of near-surface higher-grade mineralization and extends the Miroir target to a vertical depth of 100 m below surface, where it remains open both up-dip toward surface and at depth (Figure 1).

"The Miroir target continues to deliver new discoveries within the largely underexplored volcanic setting of the Duparquet Project," stated Dan Wilton, CEO of First Mining. "The strong grades and widths encountered to date provide new and exciting opportunities in our review of development scenarios that can now include near-surface, higher grade mineralization potential."

The Miroir target is intersecting significant near-surface mineralization and this target represents an excellent opportunity for expansion in this area (Figure 2). Interpreted as a folded structure from the 3D geological model and airborne geophysics, the Miroir target is being drill tested to evaluate the near-surface and down-plunge extent of mineralization. Notably, the Miroir host lithologies have a strong affinity towards brecciated and altered mafic volcanic host lithologies, occurring within a volcanic sequence in close proximity to syenite intrusive units. Recent exploration success at Miroir continues to highlight this area together with the CVD and Aiguille targets as an emerging cluster of potential resource growth centres with synergies for future mining development.

The latest reported assays represent approximately 600 m of drilling from a total of ~4,450 metres across 20 drill holes. These holes were focused on advancing the understanding of mineralization controls at the Miroir target. Assay highlights are provided in Table 1, with the full list of assay results in Table 2 and drill collar details in Table 3.

Figure 1: Miroir Long Section (A-A’ reference on Figure 3), highlighting recent drilling as well as the open-ended potential of the Miroir interpreted fold structure. The long section is looking north. (CNW Group/First Mining Gold Corp.)

Further drill testing ongoing at the Miroir target where assays are pending is shown in Figure 1. As results are returned and reviewed, First Mining will continue to interpret and evolve the geological understanding of the area for further drill advancement.

Table 1: Significant 2025 Drill Intercepts from the Miroir Target

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-064		32.5	37.1	4.6	4.64	Miroir
DUP25-064	inc.	34.0	36.4	2.4	6.30	Miroir
DUP25-064		122.35	127.2	4.85	1.72	Miroir
DUP25-064	inc.	123.0	124.0	1.0	6.05	Miroir
DUP25-064		159.1	185.0	25.9	3.23	Miroir
DUP25-064	inc.	164.0	166.0	2.0	11.20	Miroir
DUP25-064	and inc.	176.6	178.0	1.4	10.16	Miroir
DUP25-064		198.6	206.0	7.4	4.15	Miroir
DUP25-064	inc.	199.8	202.8	3.0	8.72	Miroir
DUP25-066		18.0	40.0	22.0	0.64	Miroir
DUP25-066		60.0	63.0	3.0	2.43	Miroir
DUP25-066		157.0	187.6	30.6	1.37	Miroir
DUP25-066	inc.	157.0	161.0	4.0	2.56	Miroir
DUP25-066	and inc.	179.0	185.6	6.6	2.55	Miroir
DUP25-067		78.0	82.0	4.0	2.58	Miroir

Figure 2: Plan view map, highlighting the Miroir target area and multiple significant near-surface assay results, and showing the 2nd vertical derivative magnetics geophysical product and newly interpreted fold at the Miroir area. (CNW Group/First Mining Gold Corp.)

Duparquet 2025 Exploration Program Updates

Exploration activities at the Duparquet Project continue to advance, with more than 16,000 m drilled to date in 2025. Drilling remains focused on key resource expansion targets including CVD, Miroir, Aiguille, North Zone, South Zone, and the Minuit Zone, where programs are aimed at building on the Project's strong growth potential (Figure 3). In parallel, regional field programs are progressing to refine and advance additional targets toward future drill readiness.

Figure 3: Plan view map of Duparquet geology and mineral resource with main targets around the project core area, showing A-A’ long section line on Figure 1 (CNW Group/First Mining Gold Corp.)

Additional Details on the Miroir Target

The most recent 2025 drilling at the Miroir target focused on further delineating the extent of near-surface mineralization discovered in 2024 with drill hole DUP24-048 returning 3.12 g/t Au over 19.35 m (see news release dated January 20, 2025). Earlier drilling this year, including drill hole DUP25-052, returned a further intercept along strike of 2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m (see news release dated May 28, 2025), demonstrating encouraging grades and widths within this shallow target. The most recent drilling continues to confirm and expand the Miroir target, extending mineralization to a vertical depth of 100 m below surface and highlighting multiple near-surface gold zones (Figures 4 and 5).

The interpreted geophysical fold target has now been expanded to a strike length of 140 m, reinforcing the shallow, high-potential nature of the target and its ongoing growth potential. Notable results from the most recent drilling include drill hole DUP25-064, which returned 4.64 g/t Au over 4.6 m, including 6.3 g/t Au over 2.4 m, as well as 3.23 g/t Au over 25.9 m, including 11.2 g/t Au over 2.0 m and 10.16 g/t Au over 1.4 m, and 4.15 g/t Au over 7.4 m, including 8.72 g/t Au over 3.0 m. Drill hole DUP25-066 returned 0.64 g/t Au over 22.0 m and 1.37 g/t Au over 30.6 m, including 2.56 g/t Au over 4.0 m, while DUP25-067 returned 2.58 g/t Au over 4.0 m. These results continue to demonstrate the multiple, high-quality gold zones within the Miroir target and reinforce its potential for further expansion.

Mineralization at the target area is typically associated with syenite-basalt contacts. Mineralization in the most recent drill holes is hosted within brecciated silica-altered syenite and basalt, with up to 10% very fine-grained disseminated pyrite mineralization, and is associated with smoky dark quartz veinlets. The mineralized intercepts are spatially correlated with D2 deformation zones and coincident with a geophysical inferred folded basalt-syenite contact that is striking northeast to southwest and plunging towards the east. Further validation and refinement is planned to test the plunge dip directions and stratigraphic controls on mineralization in this area.

Figure 4: Plan view and cross section of DUP25-064 highlighting multiple mineralized intercepts at the Miroir target. (CNW Group/First Mining Gold Corp.)

Figure 5: Plan view and cross section of DUP25-066 highlighting significant intercepts downhole. (CNW Group/First Mining Gold Corp.)

Table 2: Latest Assay Results from 2025 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-064		32.5	37.1	4.6	4.64	Miroir
DUP25-064	inc.	34.0	36.4	2.4	6.30
DUP25-064		60.75	62.7	1.95	0.76
DUP25-064		102.65	104.0	1.35	0.85
DUP25-064		106.35	106.9	0.55	0.60
DUP25-064		122.35	127.2	4.85	1.72
DUP25-064	inc.	123.0	124.0	1.0	6.05
DUP25-064		153.3	154.3	1.0	0.57
DUP25-064		159.1	185.0	25.9	3.23
DUP25-064	inc.	164.0	166.0	2.0	11.20
DUP25-064	and inc.	176.6	178.0	1.4	10.16
DUP25-064		193.5	194.4	0.9	0.59
DUP25-064		198.6	206.0	7.4	4.15
DUP25-064	inc.	199.8	202.8	3.0	8.72
DUP25-064	inc.	199.8	200.8	1.0	14.80
DUP25-066		10.0	11.0	1.0	0.46	Miroir
DUP25-066		18.0	40.0	22.0	0.64
DUP25-066		48.0	48.7	0.7	0.81
DUP25-066		60.0	63.0	3.0	2.43
DUP25-066		79.0	81.0	2.0	0.68
DUP25-066		84.2	87.0	2.8	0.72
DUP25-066		110.6	111.25	0.65	0.41
DUP25-066		128.0	129.0	1.0	0.48
DUP25-066		131.5	136.5	5.0	0.56
DUP25-066		141.0	141.64	0.64	0.69
DUP25-066		157.0	187.6	30.6	1.37
DUP25-066	inc.	157.0	161.0	4.0	2.56
DUP25-066	and inc.	179.0	185.6	6.6	2.55
DUP25-066		191.2	192.0	0.8	3.02
DUP25-067		49.0	53.9	4.9	0.64	Miroir
DUP25-067		56.65	58.0	1.35	0.51
DUP25-067		78.0	82.0	4.0	2.58
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: 2025 Drill Hole Locations, Miroir Target

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-064	340	-45	207	633606	5374002
DUP25-066*	330	-45	294	633646	5374023
DUP25-067	325	-50	201	633682	5374084
Note: Collar coordinates in UTM NAD 83 z17
*Hole DUP25-066 was extended extra further 102 m due to favourable mineralization intersected near the original end of hole; assays for extended portion are still pending

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 24-SEP-25